                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO


                             TENDER OFFER STATEMENT

                      UNDER SECTION 14(d)(1) OR 13(e)(1) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           B.V.R. SYSTEMS (1998) LTD.
                       (Name of Subject Company (Issuer))

                               CHUN HOLDINGS LTD.
                                   AVIV TZIDON
                        AERONAUTICS DEFENSE SYSTEMS LTD.
                            ITS TECHNOLOGIES PTE LTD.
                       (Name of Filing Persons (Offerors))

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (Title of Class of Securities)

                                    M20512105
                      (CUSIP Number of Class of Securities)

                                Orly Tsioni, Adv
                                Yigal Arnon & Co.
                                1 Azrieli Center
                              Tel Aviv 67021 Israel
                               011-972-3 608-7842

                                 With a Copy to:

                            Andris J. Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                                  2 Wall Street
                            New York, New York 10005
                                  212-732-3200
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                    As filed with the Securities and Exchange
                        Commission on November 28, 2003.

                           CALCULATION OF FILING FEE*

     Transaction Valuation                              Amount of Filing Fee
          $1,918,957                                           $384

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 10,660,874 ordinary shares, NIS 1.0 par value (the "Ordinary Shares"), of B.V.R. Systems (1998) Ltd. at a price of $0.18 per Ordinary Share in cash. Such number of Ordinary Shares represents the issued share capital of B.V.R. Systems as of November 18, 2003, and does not include vested options, all of which have exercise prices which are greater than the offer price. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:............................     $384
Form or Registration No.:..........................     SCHEDULE TO
Filing Party:......................................     CHUN HOLDINGS LTD.
Date Filed:........................................     NOVEMBER 21, 2003

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Chun Holdings Ltd., a corporation organized under the laws of the State of Israel (the "Purchaser") and its shareholders on November 21, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding ordinary shares, par value NIS 1.0 per share (each an "Ordinary Share"), of B.V.R. Systems (1998) Ltd., a corporation organized under the laws of the State of Israel (the "Company"), at $0.18 per Ordinary Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were attached as Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO filed November 21, 2003.

Item 3.           Identity and Background of the Filing Person.
                  --------------------------------------------

Item 3 is hereby amended and supplemented by replacing the information relating to Aviv Tzidon on page A-1 of the Offer to Purchase with the following:


----------------------------------------------------------------------------------------------------------------------
Name and                      Present Principal
Citizenship                   Occupation                Material Positions Held During Last Five Years
----------------------------------------------------------------------------------------------------------------------
Aviv Tzidon                   Director and Chairman,    Aviv Tzidon was the co-founder of BVR Technologies Ltd. and
                              B.V.R. Systems (1998)     has served as its chief technology officer and a director
                              Ltd.                      since it commenced operations in 1987. Mr. Tzidon was
                                                        appointed as a director and chairman of the board of
                                                        directors of B.V.R. Systems (1998) Ltd. on November 24,
                                                        2003. He previously served as chairman of the board of
                                                        directors and chief executive officer of BVR Systems from
                                                        the time of its spin-off from BVR Technologies in October
                                                        1998 until April 2000. Prior to working at B.V.R. Systems he worked with Israel Aircraft Industries as an independent
                                                        consultant for three years. Mr. Tzidon has been serving as a combat pilot with the Israeli Air Force (including reserve service) for approximately 20 years.
----------------------------------------------------------------------------------------------------------------------

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.
                  --------------------------------------------------------

Item 5 is hereby amended and supplemented by adding the following:

         On November 24, 2003, the board of directors of the Company held a telephonic meeting at which Aviv Tzidon was present. At that meeting, the chairman of the board, Yuval Yanai, who also serves as chief financial officer of Koor Industries Ltd., which is the parent company of Elisra Electronics Systems Ltd., informed the board that Elisra, which holds 5,188,358 Ordinary Shares or approximately 48.7% of the outstanding

Ordinary Shares, had commited to tender in the Offer its entire holdings of Ordinary Shares. Mr. Yanai also informed the board that, while he would remain a director of the Company, he would resign his position as chairman of the board, effective immediately. In response to Mr. Yanai's announcements, the board of directors appointed Aviv Tzidon both a director and chairman of the board.

         On November 26, 2003, the board of directors, at the recommendation of Mr. Tzidon, appointed Ilan Gillies as the Company's Chief Executive Officer and authorized Mr. Tzidon to approach existing clients, customers, banks and potential strategic partners to maintain the Company's existing relationships and pursue potential business development strategies.


Item 12. Material to be Filed as Exhibits.
         --------------------------------

Item 12 is hereby amended and supplemented as follows:

(a)(1)     Offer to Purchase dated November 21, 2003.*

(a)(2)     Letter of Transmittal.*

(a)(3)     Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Form of Opposition Notice.*

(a)(8)     Form of Summary Advertisement.*

(b)        None.

(d)(1) Letter Agreement Dated October 30, 2003 between the Offeror and the Company. *

-----------------------------
* Previously filed.

(d)(2) Irrevocable Letter of Instructions Dated October 30, 2003 Regarding Purchase Consideration Trust Account.*

(d)(3) Irrevocable Letter of Instructions Dated October 30, 2003 Regarding Loan Trust Account.*

(d)(4)     Power of Attorney of iTS Technologies Pte Ltd.

(g)        None.

(h)        None.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 28, 2003

                                            CHUN HOLDINGS LTD.


                                            By: /s/ Aviv Tzidon
                                               ---------------------------------
                                            Name:    Aviv Tzidon
                                            Title:   Director



                                            /s/ Aviv Tzidon
                                            ---------------------------------
                                            Aviv Tzidon


                                            AERONAUTICS DEFENSE SYSTEMS LTD.

                                            By: /s/ Avi Leumi
                                               ---------------------------------
                                            Name:    Avi Leumi
                                            Title:   Chief Executive Officer


                                            ITS TECHNOLOGIES PTE LTD.

                                            By: /s/ Seah Moon Ming
                                               ---------------------------------
                                            Name:    Seah Moon Ming
                                            Title:   Chairman

                                INDEX TO EXHIBITS

EXHIBIT NO.  DESCRIPTION

(a)(1)       Offer to Purchase dated November 21, 2003*

(a)(2)       Letter of Transmittal.*

(a)(3)       Notice of Guaranteed Delivery.*

(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*

(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(6)       Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.*

(a)(7)       Form of Opposition Notice.*

(a)(8)       Form of Summary Advertisement.*

(b)          None.

(d)(1) Letter Agreement Dated October 30, 2003 between the Offeror and the Company.*

(d)(2)       Irrevocable Letter of Instructions Dated October 30, 2003
             Regarding Purchase Consideration Trust Account.*

(d)(3)       Irrevocable Letter of Instructions Dated October 30, 2003
             Regarding Loan Trust Account.*

(d)(4)      Power of Attorney of iTS Technologies Pte. Ltd.

(g)          None.

(h)          None.

-------------------------
*  Previously filed.